UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Mark J. Coleman Intermedia Advisors, LLC 228 Park Avenue South, PMB 67521 New York, NY 10003-1502
(212) 503-2850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Gato Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,744,913(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,744,913(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,744,913(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.
(2)	Based on 20,550,862 shares of the Issuer’s Class A common stock issued and outstanding as of November 3, 2021 and including the Class B common stock described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Gemini Latin Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,744,913(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,744,913(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,744,913(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.
(2)	Based on 20,550,862 shares of the Issuer’s Class A common stock issued and outstanding as of November 3, 2021 and including the Class B common stock described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,627(1)
	8	SHARED VOTING POWER -0- (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 10,765
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,627(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 7,862 restricted shares of the Issuer’s Class A common stock granted to Mr. Hindery in connection with his service on the Issuer’s Board of Directors pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan. The number of restricted shares was calculated by dividing $100,000 by the closing share price of the Class A common stock on May 25, 2021, the date of grant. The restricted stock will vest on the day preceding the Issuer’s 2022 annual meeting, subject to the reporting person's continued service as a director on such vesting date.
(2)	Based on 20,550,862 shares of the Issuer’s Class A common stock issued and outstanding as of November 3, 2021, .

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON Peter M. Kern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 876,384(1)(2)
	8	SHARED VOTING POWER 15,744,913(3) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 852,799
	10	SHARED DISPOSITIVE POWER 15,744,913(3) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,621,297(1)(2) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 23,585 restricted shares of the Issuer’s Class A common stock granted to Mr. Kern in connection with his service on the Issuer’s Board of Directors pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan. The number of restricted shares was calculated by dividing $300,000 by the closing share price of the Common Stock on May 25, 2021, the date of grant. The restricted stock will vest on the day preceding the Issuer’s 2022 annual meeting, subject to the reporting person's continued service as a director on such vesting date.
(2)	Includes 650,000 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.
(3)	Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.
(4)	Based on 20,550,862 shares of the Issuer’s Class A common stock issued and outstanding as of November 3, 2021 and including the shares held by Mr. Kern described in notes 2 and 3.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 9

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D, dated April 15, 2013, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 4, 2015, Amendment No. 2 to the statement on Schedule 13D, dated September 7, 2016, Amendment No. 3 to the statement on Schedule 13D, dated October 25, 2016, Amendment No. 4 to the statement on Schedule 13D, dated April 4, 2018 and Amendment No. 5 to the statement on Schedule 13D, dated May 10, 2021 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Gato Investments LP, a Delaware limited partnership (the “Investor”); (ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor; (iii) Leo Hindery, Jr.; and (iv) Peter M. Kern (“Kern”), the controlling person of the General Partner (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background.

This Item 2 is hereby amended and restated as below.

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Gato Investments LP, a Delaware limited partnership (the “Investor”);

(ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor;

(iii) Leo Hindery, Jr.; and

(iv)  Peter M. Kern, the controlling person of the General Partner.

(b) The principal business address for each of the General Partner, the Investor and Messrs. Hindery and Kern is c/o Intermedia Advisors, LLC, 228 Park Avenue South, PMB 67521, New York, NY 10003-1502.

(c) The Investor was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer. The General Partner is the general partner of the Investor and was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer.

Peter M. Kern is the controlling person of the General Partner who may be deemed to share the power to direct the voting and disposition of the Issuer’s Class A common stock beneficially owned by the General Partner.

Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, Mr.. Kern may be deemed to be a beneficial owner of the Issuer’s Class A common stock held for the account the Investor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Investor is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Messrs. Hindery and Kern are United States citizens.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 7 of 9

Item 5.	Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated as below.

Reference to percentage ownerships of Class A common stock in this Schedule 13D are based on (i) 20,550,862 shares of the Issuer’s Class A common stock issued and outstanding as of November 3, 2021; (ii) 15,744,913 shares of Class B common stock held by the Investor and (iii) 650,000 shares of Class B common stock held by Mr. Kern, in each case, as applicable.

Shares of the Issuer’s Class B common stock are convertible in whole or in part at any time at the option of the holder or holders thereof, into an equal number of fully paid and non-assessable shares of Class A common stock. The Issuer’s Class A common stock and Class B common stock have equal rights, except that holders of shares of Class A common stock are entitled to one vote for each such share and the holders of shares of the Issuer’s Class B common stock are entitled to ten votes for each such share on each matter properly submitted to the stockholder on which the holders of the Issuer’s common stock are entitled to vote.

(a)           (i) As of the date hereof, the Investor may be deemed to be the beneficial owner of 15,744,913 shares of Class A common stock, constituting 43.4% of the Class A common stock of the Issuer.

(ii) As of the date hereof, the General Partner may be deemed to be the beneficial owner of 15,744,913 shares of Class A common stock, constituting 43.4% of the Class A common stock of the Issuer.

(iii) As of the date hereof, Leo Hindery, Jr. may be deemed to be the beneficial owner of 18,627 shares of Class A common stock, constituting 0.0% of the Class A common stock of the Issuer.

(vi) As of the date hereof, Peter M. Kern may be deemed to be the beneficial owner of 16,621,297 shares of Class A common stock, constituting 45.0% of the Class A common stock of the Issuer.

(b)           (i) The Investor may be deemed to have sole power to vote or direct the vote of no shares of Class A common stock; have the shared power to vote or direct the vote of 15,744,913 shares of Class A common stock; have the sole power to dispose or direct the disposition of no shares of Class A common stock; and have shared power to dispose or direct the disposition of 15,744,913 shares of Class A common stock.

(ii) The General Partner may be deemed to have sole power to vote or direct the vote of no shares of Class A common stock; have the shared power to vote or direct the vote of 15,744,913 shares of Class A common stock; have the sole power to dispose or direct the disposition of no shares of Class A common stock; and have shared power to dispose or direct the disposition of 15,744,913 shares of Class A common stock.

(iii) Leo Hindery, Jr. may be deemed to have sole power to vote or direct the vote of 18,627 shares of Class A common stock; have the shared power to vote or direct the vote of no shares of Class A common stock; have the sole power to dispose or direct the disposition of 10,765 shares of Class A common stock; and have shared power to dispose or direct the disposition of no shares of Class A common stock.

(iv) Peter M. Kern may be deemed to have sole power to vote or direct the vote of 876,384 shares of Class A common stock; have the shared power to vote or direct the vote of 15,744,913 shares of Class A common stock; have the sole power to dispose or direct the disposition of 852,799 shares of Class A common stock; and have shared power to dispose or direct the disposition of 15,744,913 shares of Class A common stock.

By virtue of the relationships between and among the Investor, the General Partner and Mr. Kern described in Item 2 of this Schedule 13D, each of the General Partner and Mr. Kern may be deemed to share the power to direct the voting and disposition of the 15,744,913 shares of Class A common stock beneficially owned by the Investor. Each of the General Partner and Peter M. Kern disclaims beneficial ownership of the shares of Class A common stock beneficially owned by such persons, except to the extent of its or his pecuniary interest therein.

(c)       The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

(d)       Certain limited partners of the Investor have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A common stock beneficially held for the account of the Investor in accordance with their ownership interests in the Investor. Searchlight has rights associated with more than five percent of the Issuer’s Class A common stock based upon their ownership interest in the Investor.

(e)       Not applicable.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 8 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby supplemented by the addition of the information below.

Second Amendment to Amended and Restated Limited Partnership Agreement of Gato Investments LP

Pursuant to the Second Amendment to the Amended and Restated Limited Partnership Agreement of Gato Investments LP (the “Amendment”), the parties have agreed to extend the term of the Investor to December 31, 2022.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full Amendment filed herewith as Exhibit 1 and incorporated herein by reference.

Joint Filing Agreement

On December 16, 2021, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Second Amendment to the Amended and Restated Limited Partnership Agreement of Gato Investments LP., dated as of December 15, 2021.

Exhibit 2:	Joint Filing Agreement, dated as of December 16, 2021, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2021

GATO INVESTMENTS LP

By: Gemini Latin Holdings, LLC
its General Partner

By:	/s/ Peter M. Kern
	Name:	Peter M. Kern
	Title:	Managing Member

GEMINI LATIN HOLDINGS, LLC

By:	/s/ Peter M. Kern
	Name:	Peter M. Kern
	Title:	Managing Member

LEO HINDERY, JR.

By:	/s/ Leo Hindery, Jr.
	Name:	Leo Hindery, Jr.

PETER M. KERN

By:	/s/ Peter M. Kern
	Name:	Peter M. Kern

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).